TSX:IRC                                                                                 NR 05-09

                                                                                         April 26, 2005

INTERNATIONAL ROYALTY CORPORATION

CLOSES ON 14 ROYALTIES

DENVER, COLORADO - April 26th, 2005 - International Royalty Corporation

(TSX: IRC) (“IRC”) announces it has completed the acquisition of 14 royalties that it had previously negotiated with BHP Billiton World Exploration Inc. (“BHP Billiton”).

On November 15, 2004, IRC entered into a binding agreement with BHP Billiton to acquire a portfolio of mineral royalties for a total purchase price of US$1,250,000 dollars, one-half payable in cash and the balance by issuing 180,189 common shares at CAD$4.30 per share.  Since November, as a result of due dilligence, the Los Cumani and Selwyn royalties have been excluded from the portfolio and the purchase price has been decreased to US$1,230,000 to reflect these changes.

On April 19th, 2005, IRC completed the purchase of 14 royalties in the portfolio for 180,189 common shares shares and US$65,000. The shares are subject to a four month hold period expiring August 19, 2005. The acquisition of the eight remaining royalites is expected to be completed within the next few weeks.

The 22 interests include various types of royalties on feasibility-stage and exploration-stage properties including copper, diamond, gold, molybdenum, non-metallics, nickel, platinoids, silver and zinc projects.  Ten of the properties are located in Canada while the others are in Australia, Brazil, Burkina Faso, Ghana, Mexico, Russia, Tunisia and the United States.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, Colorado USA 80112

Fax: (303) 799-9017

info@internationalroyalty.com

www.internationalroyalty.com